Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

February 3, 2014

PJ Hamidi

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Woodgate Energy Corporation

Amendment No. 1 to Current Report on Form 8-K/A

Filed November 27, 2013

File No. 0-54834

Dear Mr. Hamidi:

I am writing on behalf of Woodgate Energy Corporation (the “Company”). The Company is in receipt of your recent comment letter dated December 23, 2013 with respect to the above-referenced filings.

Per our conversation last week, the Company is working diligently to address the outstanding comments regarding the Form 8-K/A. We are writing today to confirm our conversation that the Company plans to submit its comment responses and the amended document (Amendment No. 2 to its Form 8-K/A) on or prior to Friday, February 7, 2014.

For any questions or concerns in the interim, please do not hesitate to contact Lee Cassidy, Esq. at (202) 387-5400 or me at (310) 709-4338. In addition, we request that electronic copies of any comment letters or other correspondence from the Commission to the Company be forwarded to Lee Cassidy and me at lwcassidy@aol.com and tony@tonypatel.com, respectively.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates